Filed by Otonomo Technologies Ltd. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Software Acquisition Group Inc. II Commission File No.: 001-39514

Otonomo, Leading Platform and Marketplace for Vehicle Data, to List on Nasdaq Through a Business Combination with Software Acquisition Group Inc. II

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Otonomo Technologies Ltd. (Otonomo), provider of a leading platform and marketplace for vehicle data and positioned at the epicenter of the data revolution in the automotive and mobility space, announces a business combination with Software Acquisition Group Inc. II (Nasdaq: SAII) (“Software Acquisition”), a publicly traded special purpose acquisition company or SPAC, to become publicly listed.

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The transaction is expected to result in excess of $307 million in cash comprised of Software Acquisition’s $172.5 million of cash in trust, assuming no redemptions by public stockholders, a fully committed primary and secondary PIPE of $172.5 million led by institutional investors Fidelity Management & Research Company LLC, BNP Paribas Asset Management Energy Transition Fund and Senvest Management LLC with support from strategic investors Dell Technologies Capital and Hearst Ventures, and approximately $25 million of cash currently on hand.

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The transaction implies an equity value of approximately $1.4 billion and Otonomo is expected to have approximately $307 million of cash and cash equivalents on its balance sheet, assuming no redemptions by Software Acquisition’s stockholders.

•	Following the targeted closing of the transaction in the second quarter of 2021, the combined company will be listed on Nasdaq under the ticker symbol “OTMO”.

•	The transaction will enable Otonomo to reinforce its position as market leader, accelerate its go-to-market strategies and unlock new use cases and end markets.

HERZLIYA, ISRAEL and LAS VEGAS, NEVADA – February 1, 2021 - Otonomo Technologies Ltd., a leading platform and marketplace for vehicle data, and Software Acquisition Group, Inc. II (Nasdaq: SAII), a US publicly traded special purpose acquisition company, today announced they have entered into a definitive agreement for a business combination. Upon closing of the transaction, the combined company will operate under the Otonomo name and will be listed on Nasdaq under the new ticker symbol “OTMO”.

Company Overview

Otonomo is the premier one-stop shop for vehicle data. Since its founding in 2015, Otonomo has built a vehicle data platform and marketplace that now fuels an ecosystem of 16 OEMs, fleets and more than 100 service providers. The platform ingests more than 4 billion data points per day from over 40 million global connected vehicles, then reshapes and enriches them, in order to accelerate the time to market for new services that improve the in-and-around the car experience. Otonomo’s platform allows automotive OEMs the opportunity to create new revenue streams by enabling the utilization of the vast amounts of data vehicles generate on a daily basis and that OEMs are required to store and maintain.

In addition to its proprietary data platform, Otonomo has developed a robust suite of SaaS offerings that provide data consumers with additional capabilities and vertically specific applications. Privacy by design and neutrality are at the core of Otonomo’s platform, which enables GDPR, CCPA, and other privacy-regulation-compliant solutions using both personal and aggregate data.

Otonomo vehicle data is being utilized by organizations and businesses across diverse areas, including, but not limited to fleet management, insurance, in-vehicle management, emergency services, mapping, electric vehicle (EV) management, subscription-based services, parking, predictive maintenance, in-vehicle services, traffic management and smart cities.

Management Comments

Jonathan Huberman, Software Acquisition Group Inc. II, CEO, said:

“We established Software Acquisition Group Inc. II to invest in a world class software company that is positioned to be the leading player in a market that has enormous potential. We reviewed multiple potential partners and Otonomo stood out as the clear choice. Otonomo management not only identified the significant opportunity that exists in the automotive data space, but they have also achieved early market leadership and are positioned for impressive growth.”

Ben Volkow, Otonomo, CEO and Founder, said:

“This is an industry defining moment. Otonomo’s vehicle data platform and marketplace are primed to unleash the full potential of connected vehicle data. We have succeeded in bringing the widest diversity of data providers to a marketplace, developing a proprietary and highly scalable technology platform, and building a global and diverse network of data providers and consumers. Recent investments and our partnership with Software Acquisition Group II signify confidence in our strategy, the forward drive of our business and the significant growth opportunity that awaits. We look forward to Otonomo’s continued and increasing impact on the driving experience, unlocking new opportunities for our data consumers across multiple markets and the entire transportation ecosystem.”

Otonomo Highlights

Otonomo’s mission is to harness the immense potential of automotive data by providing thousands of organizations across a broad range of markets the ability to seamlessly access, explore, analyze, and unlock the full potential of vehicle data. By doing so, Otonomo is committed to delivering solutions that adhere to the strictest privacy and security standards. We aspire to create a mobility ecosystem that uses data to make every driving experience truly rewarding. Our vision is to enable a world of environmentally friendly cities that run more efficiently. Our data services platform reshapes, harmonizes, enriches and secures connected car data so that our growing network of technology partners and customers can deliver advanced driver and transportation solutions.

Transaction Overview

Pursuant to the transaction, Software Acquisition will combine with Otonomo at an estimated $1.4 billion pro forma equity value. Otonomo’s existing shareholders are rolling approximately 97% of their equity into the combined company and will own approximately 72% of the issued and outstanding shares immediately following closing of the business combination, assuming no redemptions by Software Acquisition’s public stockholders.

The transaction is expected to result in excess of $307 million in cash comprised of Software Acquisition’s $172.5 million cash held in trust, assuming no redemptions by public stockholders, a fully committed $172.5 million PIPE comprised of $142.5 million primary and $30 million secondary shares and approximately $25 million of cash currently on hand. Cash proceeds from the transaction will be used to fund growth of the combined company, accelerating go-to-market strategy, strengthening our leadership position and unlocking new use cases and end markets.

The PIPE is anchored by institutional investors Fidelity Management & Research Company LLC, BNP Paribas Asset Management Energy Transition Fund and Senvest Management LLC, with support from strategic investors Dell Technologies Capital, and Hearst Ventures. Current Otonomo shareholders will own a majority of the combined company at closing.

The Board of Directors of Otonomo has unanimously approved the proposed transaction, which is expected to close in the second quarter of 2021. The board of directors of Software Acquisition has also unanimously approved the proposed transaction. The proposed transaction is subject to approval by Otonomo and Software Acquisition stockholders and the satisfaction of the closing conditions set forth in the business combination agreement. Following completion of the transaction, Otonomo’s highly experienced management team will operate the combined company with Ben Volkow continuing to serve as Chief Executive Officer.

Additional information about the proposed business combination, including a copy of the business combination agreement and the investor presentation, will be filed by Software Acquisition in a Current Report on Form 8-K with the Securities and Exchange Commission and will be available at www.sec.gov.

Advisors

Citigroup is serving as financial advisor to Otonomo, and Latham & Watkins LLP and Gross Law Firm are serving as legal advisors to Otonomo. B. Riley Securities is acting as placement agent and capital markets advisor, and Kirkland & Ellis LLP and Gornitzky & Co are acting as legal advisor to Software Acquisition Group Inc. II.

Investor Conference Call Information

Otonomo and Software Acquisition will host a joint investor conference call regarding the proposed transaction today, February 1, 2021. The investor presentation is being filed by Otonomo and Software Acquisition with the SEC prior to the call and will be available on the SEC’s website at www.sec.gov.

Access the audio replay here.

About Otonomo

Otonomo fuels a data ecosystem of 16 OEMs, fleets and more than 100 service providers. Our platform securely ingests more than 4 billion data points per day from over 40 million global connected vehicles, then reshapes and enriches it, to accelerate time to market for new services that improve the in-and-around the car experience. Privacy by design and neutrality are at the core of our platform, which enables GDPR, CCPA, and other privacy-

regulation-compliant solutions using both personal traffic management and aggregate data. Use cases include emergency services, mapping, EV management, subscription-based services, parking, predictive maintenance, insurance, media, in-vehicle services, and smart city solutions. Otonomo is headquartered and has an R&D center in Israel, and it has a presence in the United States, and Europe.

For more information, visit www.otonomo.io.

About Software Acquisition Group Inc II

Software Acquisition Group, Inc. II. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. Software Acquisition Group, Inc. II raised $172.5 million in its initial public offering in September 2020. Software Acquisition securities are listed on the Nasdaq Capital Market under the ticker symbols SAII, SAIIU and SAIIW.

Additional information and Where to Find It

This communication relates to a proposed business combination between Otonomo Technologies Ltd. (“Otonomo”) and Software Acquisition Group Inc. II (“Software Acquisition”). In connection with the proposed business combination, Otonomo intends to file a registration statement on Form F-4 that will include a proxy statement of Software Acquisition in connection with Software Acquisition’s solicitation of proxies for the vote by Software Acquisition’s stockholders with respect to the proposed business combination and a prospectus of Otonomo. The proxy statement/prospectus will be sent to all Software Acquisition stockholders and Otonomo and Software Acquisition will also file other documents regarding the proposed business combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Otonomo and Software Acquisition through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Otonomo may be obtained free of charge from Otonomo’s website at www.otonomo.io or by written request to Otonomo at Otonomo Technologies Ltd., 16 Abba Eban Blvd., Herzliya Pituach, Israel 467256.

Participants in Solicitation

Otonomo, Software Acquisition and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Software Acquisition’s shareholders with respect to the proposed business combination. You can find information about Software Acquisition’s directors and executive officers and their ownership of Software Acquisition’s securities in Software Acquisition’s final prospectus relating to its initial public offering, dated September 14, 2020, which was filed with the SEC on September 15, 2020 and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the participants in the solicitation of proxies from Software Acquisition’s shareholders and their direct and indirect interests will be included in the proxy statement/prospectus for the proposed business combination when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between Otonomo and Software Acquisition, including statements regarding the benefits of the business combination, the anticipated timing of the business combination, the products and services offered by Otonomo and the markets in which it operates, and Otonomo’s projected future results. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Software Acquisition and its management, and Otonomo and its management, as the case may be, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Software Acquisition’s securities, (ii) the risk that the transaction may not be completed by Software Acquisition’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Software Acquisition, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Software Acquisition and Otonomo, the satisfaction of the minimum trust account amount following redemptions by Software Acquisition’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether to pursue the proposed business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the effect of the announcement or pendency of the transaction on Otonomo’s business relationships, performance, and business generally, (vii) risks that the proposed business combination disrupts current plans of Otonomo and potential difficulties in Otonomo employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Otonomo or against Software Acquisition related to the business combination agreement or the proposed business combination, (ix) the ability of Otonomo to list its ordinary shares on the Nasdaq, (x) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Otonomo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Otonomo’s business and changes in the combined capital structure, and (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and to identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Software Acquisition’s, Quarterly Report on Form 10-Q, and other documents filed by Software Acquisition from time to time with the U.S. Securities and Exchange Commission (the “SEC”) and the registration statement on Form F-4 and proxy statement/prospectus discussed above. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Otonomo and Software Acquisition assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved.

Any financial and capitalization information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Otonomo’s and Software Acquisition’s control. While such information and projections are necessarily speculative, Otonomo and Software Acquisition believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of financial information or projections in this communication should not be regarded as an indication that Otonomo or Software Acquisition, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

Media Contacts

For Otonomo

Media

Jodi Joseph Asiag

Otonomo

media@otonomo.io

Investors

Michael Anderson

Blueshirt Capital Advisors

investors@otonomo.io

For Software Acquisition Group Inc. II

Media and Investors

Jonathan Huberman

jon@softwareaqn.com